SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           APPLIED DNA SCIENCES, INC.
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                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.50
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                         (Title of Class of Securities)

                                  03815U 10 2
         --------------------------------------------------------------
                                 (CUSIP Number)

          RHL Management, Inc. 8233 Roxbury Road, Los Angeles CA 90069
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 6, 2004
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.
03815U 10 2

                                  SCHEDULE 13D

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CUSIP NO. 03815U 10 2                               PAGE 2 OF 5 PAGES
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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RHL Management, Inc.                   n/a
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                 (A) [ ]
                 (B) [ ]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS (See Instructions)

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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
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7     SOLE VOTING POWER

                      5,387,125
 NUMBER OF     ----------------------------------------------------------------
  SHARES       8     SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY               - 0 -
   EACH        ---------------------------------------------------------------
 REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON
   WITH                 5,387,125
               -------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                         - 0 -
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,387,125
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                                                   PAGE 3 OF 5 PAGES
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       25.77%
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14     TYPE OF REPORTING PERSON (See Instructions)
       CO
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ITEM 1. SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.50 par value per share (the "Common Stock"), of APPLIED DNA SCIENCES, INC. (the "Corporation"). The Corporation's principal executive office is located at 9229 Sunset Blvd., suite 805, Los Angeles, CA 90069

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is being filed by RHL Management, Inc. (the "Reporting Person").

(b) The business address of the Reporting Person is:

    8233 Roxbury Road
    Los Angeles CA 90069

(c) The Reporting Person's present principal occupation is:

    International Business Consultant.

(d) Mr. Langley is the President and majority shareholder of RHL Management, Inc. During the last five years, RHL Management, Inc. has not been convicted in a criminal proceeding.

(e) During the last five years, Richard H. Langley, Jr. pled guilty to one count of conspiracy to commit wire fraud in connection with a plea bargain. During the last five years, RHL Management, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

In connection with a public administrative proceeding on October 10, 1996, instituted against Richard H. Langley Jr. and Gerald Larder, on October 10, 2000, the Securities and Exchange Commission accepted


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                                                    PAGE 4 OF 5 PAGES
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Offers of Settlement whereby the Commission ordered: (i) sanctions imposed and issued cease-and-desist orders against the respondents from committing and causing any violations and any future violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act; (ii) respondents barred from participation in penny stock offerings; and (iii) disgorgement in the amount of $2,224.55, plus interest.

(f) The Reporting Person is a Nevada corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting entity acquired a total of 5,500,000 shares of Common Stock of the Company in a Plan and Agreement of Reorganization between the shareholders of Applied DNA Sciences, Inc. (of which the reporting entity was one of two) and ProHealth Medical Technologies, Inc. After the reorganization, ProHealth Medical Technologies, Inc. was renamed Applied DNA Sciences, Inc.

In March 2003, RHL Management entered into a stock purchase agreement with O'Dwyer Management, Inc. pursuant to which RHL sold 4,920,000 of its shares of our Common Stock to O'Dwyer for $7,970,400, which was to be paid over a period of 10 years and which was secured by an interest bearing promissory note. In August 2003, that transaction was rescinded, and on August 28, 2003 Lawrence Lee acquired the 4,920,000 shares from RHL in a private transaction for a purchase price of Five Million Dollars ($5,000,000), which was paid as follows: (i) Fifty Thousand Dollars ($50,000), via certified check from personal funds at the time of transfer of the Stock; (ii) Fifty Thousand Dollars to be paid within 60 days of the execution of the stock purchase agreement; and (iii) Four Million Nine Hundred Thousand Dollars ($4,900,000) in the form of a promissory note.

On November 3, 2004, Lawrence Lee defaulted on the promissory note secured in part with the the 4,920,000 shares of Applied DNA. RHL Management forclosed on the pledged stock on May 4, 2004. Pursuant to the stock pledge agreement dated August 11, 2003, RHL Management will conduct a sale of the pledged stock pursuant to the rules and promulgations of the Uniform Commercial Code.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Entity has acquired his beneficial ownership in the shares of Common Stock as a foreclosure on a stock purchase agreement between itself and Lawrence Lee which is now in default.

The Reporting Entity does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Entity may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

a) As of May 21, 2004 the corporation had issued and outstanding a total of 20,902,602 shares of Common Stock. As of that date, the Reporting Person was the beneficial owner of 5,387,125 shares of Common Stock or 25.77% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 5,387,125 shares of Common Stock and sole power to dispose of, or to direct the disposition of 5,387,125 shares of Common Stock.

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                                                      PAGE 5 OF 5 PAGES
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(c) The Reporting Person initially acquired 5,500,000 shares in a Plan and
Agreement of Reorganization under Section 368 (a)(1)B of the Internal Revenue Code between the shareholders of Applied DNA Sciences, Inc. and ProHealth Medical Technologies, Inc. (the former name of the reporting Nevada corporation, Applied DNA Sciences, Inc.)

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NONE

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

There are no purchases or sales to disclose at this time.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2004


                                    RHL Management, Inc.

                                    /s/  Rick Langley
                                    -----------------
                                    By: Rick Langley